

<u>*By Electronic Mail*</u>

November 14, 2023

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: EA Series Trust
       Issuer CIK: 0001592900
       Issuer File Number: 333-195493/811-22961
       Form Type: 8-A12B
       Filing Date: November 14, 2023

To Whom It May Concern:

Please be advised that Cboe BZX Exchange, Inc. has received an application dated October 23, 2023, from the above-referenced issuer and has approved the following securities for listing on Cboe BZX Exchange, Inc. ("Exchange"):

- ARK 21Shares Active On-Chain Bitcoin Strategy ETF (ARKC)
- ARK 21Shares Blockchain and Digital Economy Innovation ETF (ARKD)
- ARK 21Shares Active Bitcoin Ethereum Strategy ETF (ARKY)

In order to facilitate timely listing, the Exchange requests acceleration of registration of these securities under Rule 12d1-2 of the Securities Exchange Act of 1934, as amended. If there are any questions, please call me at (646) 856-8722. Your assistance is greatly appreciated.

Sincerely,

Charles Sullivan
Senior Analyst, Listing Qualifications